FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Dr. José Luis Guerrero
(5255) 5272-9991 x2060	in the United States:
jose.guerrero@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga@ica.com.mx	dbmwilson@zemi.com

ICA REPORTS THIRD QUARTER 2006 RESULTS

Mexico City, October 27, 2006 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the third quarter of 2006.

As previously announced, ICA consolidated the statement of income of the Central North Airport Group (GACN) in the Airports sub-segment, effective January 1, 2006. In addition, ICA adopted the proportionate gross consolidation method of accounting for those subsidiaries and joint ventures where there is shared control. The accounts are consolidated line-by-line in proportion to ICA's ownership. The change in accounting method affects the consolidation of the financial statements of the Spanish subsidiaries that make up Rodio and the joint venture with Mexican homebuilder GEO in the Housing segment. In accordance with accounting principles generally accepted in Mexico, financial statements for previous periods have not been restated; prior period results have been restated for the effects of inflation in constant pesos of September 30, 2006.

ICA noted the following highlights:

•	Total revenues for the third quarter of 2006 were Ps. 5,008 million, basically unchanged from Ps. 5,017 million in the third quarter of 2005.
•

Operating income for the third quarter of 2006 was Ps. 343 million, as compared to Ps. 348 million in the same period of 2005. The operating margin in the third quarter of 2006 was 6.9 percent, which was the same as the prior year period.

•

New construction contracts awarded during the third quarter of 2006 were Ps. 2,545 million. ICA’s construction backlog as of September 30, 2006 was Ps. 10,761 million, equivalent to 7 months of work based on third quarter construction revenues. Taking into account the volume of the construction business that the Public-Private Partnership (PPP) projects provide, the construction backlog was Ps. 12,233 million, equivalent to 8 months work based on third quarter construction revenues.

•	ICA’s total debt as of September 30, 2006 was Ps. 12,444 million, an increase of Ps. 2,806 million, or 29 percent, as compared to Ps. 9,638 million

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in the prior year period. ICA’s management believes that discussion of its debt excluding debt incurred for the El Cajon hydroelectric project is useful to include as part of its analysis. Therefore, excluding the El Cajón hydroelectric project, total debt increased Ps. 1,963 million. The increase in debt other than for the El Cajón hydroelectric project principally reflects debt incurred to finance the Irapuato-La Piedad highway PPP, bridge loans to finance the construction of entry level housing, and a loan to finance the GACN share purchase. The increases in these debts were offset in part by the payment of working capital loans related to the Package II of the Minatitlan refinery reconfiguration project, as well as the effect of the proportional consolidation of Rodio.

THIRD QUARTER 2006 CONSOLIDATED RESULTS

ICA’s consolidated results for the third quarter 2006 are presented with and without the effect of the consolidation of the results of operations of Airports, which includes GACN, Aeroinvest, and SETA, was effective as of January 1, 2006.

*EBITDA represents earnings before other income, integral financing cost, taxes and statutory profit sharing, minority interest, and depreciation and amortization expenses. EBITDA is defined and is not a recognized measure of financial performance or an indicator of free cash flow generation under accounting principles generally accepted in Mexico (Mexican GAAP) or the U.S. (U.S. GAAP). However, ICA’s management believes that EBITDA provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define EBITDA differently.

* Third quarter 2005 shares are adjusted for the 1:6 reverse split of December 13, 2005.

ICA recognized third quarter 2006 revenues of Ps. 5,008 million, basically unchanged compared to the third quarter of 2005. Increases in Civil Construction revenues, Airports revenues, and Housing revenues were offset by reductions in revenues from Industrial Construction as a result of the completion of projects and from Rodio as a result of the adoption of the proportionate gross consolidation method. The El Cajón hydroelectric project accounted for 1 percent of total revenues, and Package II of the Minatitlan refinery reconfiguration project accounted for 18 percent of total revenues. During the third quarter of 2006, revenues in Mexico represented 87 percent of the total. Revenues denominated in foreign currency, principally U.S. dollars, were 28 percent of the total. Airports accounted for Ps. 408 million, or 8 percent, of total revenues.

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Cost of sales was 86 percent of revenues in the first quarter of 2006, the same as in the third quarter of 2005. Cost of sales was Ps. 4,288 million, which was basically unchanged from the Ps. 4,338 million reported in the same period of 2005. Airports represented Ps. 168 million, or 4 percent, of total cost of sales.

General and administrative expenses in the third quarter of 2006 totaled Ps. 376 million, a 14 percent increase compared to Ps. 331 million in the third quarter of 2005. Airports accounted for Ps. 67 million, or 18 percent, of general and administrative expenses. The increase in general and administrative expenses was principally due to the consolidation of Airports and to an increase in expenses for the preparation of new bids for new construction projects, which were Ps. 32 million in the third quarter of 2006 as compared to Ps. 20 million in the prior year period. General and administrative expenses increased to 8 percent of revenues in the third quarter of 2006, as compared to 7 percent in the same period of 2005.

Operating income during the third quarter of 2006 was Ps. 343 million, as compared to Ps. 348 million recorded during the same period of 2005. The contribution of the Airports sub-segment to operating income was Ps. 173 million, which was partially offset by a reduction in the operating income of the Civil Construction and Industrial construction segments.

EBITDA generated in the third quarter of 2006 was Ps. 490 million, equivalent to a 9.8 percent margin, as compared to Ps. 501 million in EBITDA generated in the third quarter of 2005, equivalent to a 10 percent margin. The Airports sub-segment generated EBITDA of Ps. 238 million, or 49 percent of total EBITDA in the third quarter of 2006, while the EBITDA generated by Construction segment was lower than the prior year period.

The Company’s accounting policies for financed public works, in which contract revenues include both revenue from the execution of the work and for financing, provide that financial costs of these projects be recognized in cost of sales. As a result, financial costs for the El Cajón hydroelectric project are included in cost of sales. Adjusted EBITDA adds back net interest expense included in cost of sales to EBITDA. In the third quarter of 2006, Adjusted EBITDA was Ps. 612 million compared to Ps. 605 million during the third quarter of 2005. EBITDA and Adjusted EBITDA should not be considered as indicators of financial performance or free cash flow under Mexican or U.S. GAAP. However, ICA’s management believes that they provide useful measures of its own performance that are widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define similarly titled concepts differently.

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(Ps. million)	3Q2005	3Q2006
Net income of majority interest	157	120
Plus: minority interest, affiliate earnings, taxes, and other income, net	186	185
Plus: integral financing cost	4	38
Plus: depreciation and amortization	153	147
EBITDA	501	490
Plus: net financial costs included in cost of sales	104	122
Adjusted EBITDA	605	612

EBITDA and Adjusted EBITDA are not measures of financial performance or indicators of free cash flow generation under Mexican or U.S. GAAP. Other companies may define similarly titled concepts differently.

The integral financing cost in the third quarter of 2006 was Ps. 38 million, compared to Ps. 4 million recorded in the third quarter of 2005. Financing costs increased to Ps. 113 million in the third quarter of 2006 compared to Ps. 97 million in the same period of 2005, which was due to a higher level of debt. Financial income during the quarter was Ps. 104 million, a Ps. 21 million increase as compared to Ps. 83 million in the third quarter of 2005. The increase was principally the result of the currency and interest rate mix of cash balances in the 2006 quarter. The exchange loss in the third quarter of 2006 was Ps. 5 million, compared to a Ps. 16 million gain in the same period of last year. The exchange loss was the result of the appreciation of the peso during the quarter, as compared to depreciation in the prior year period.

(Ps. million)	3Q2005	3Q2006
Financing Costs	97	113
Financial Income	(83)	(104)
Exchange (Gain) Loss	(16)	5
Monetary (Gain) Loss	7	24
Integral Financing Cost Gain)	4	38

The weighted average interest rate on total debt was 8.1 percent during the third quarter of 2006, including Ps. 137 million in interest expense on financed public works, compared to 8.9 percent registered during the same period in 2005. The decrease in the weighted average interest rate was the result of better financing conditions and lower interest rates. The calculation for the weighted average interest rate is as follows:

(Ps. million)	3Q2005	3Q2006
Interest Expense included in Integral Financing Cost	97	113
Interest Expense included in cost of sales	108	131
Total Interest Expense	205	244
Average Debt Outstanding	9,261	12,082
Weighted Average Interest Rate	8.9%	8.1%

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The tax provision in the third quarter of 2006 was Ps. 108 million, of which Ps. 155 million was current income tax, Ps. 51 million was a credit to deferred taxes and the application of the valuation reserve as a result of the reversal of timing differences. Airports accounted for Ps. 33 million of the total. The effective tax rate, which takes into account both deferred and current income taxes, was 34 percent in the third quarter of 2006.

ICA recognized Ps. 2 million from its share in the earnings of unconsolidated affiliates during the third quarter of 2006, which included the Los Portales real estate project in Peru and the Altiplano highway concession in Mexico, among others.

Net income of majority interest was Ps. 120 million in the third quarter of 2006, or Ps. 0.30 per share (US$ 0.33 per ADS) based on 404.61 million weighted average shares outstanding, compared to net income of majority interest of Ps. 157 million recorded in the third quarter of 2005, or Ps. 0.43 per share (US$ 0.47 per ADS), based on a weighted average of 362.85 million shares outstanding. The 2005 earnings per share and earnings per ADS are adjusted for the reverse split and the new 1:12 ADS per share ratio that was effected in December 2005. Airports accounted for Ps. 86 million of net income of majority interest in the third quarter of 2006.

SEGMENT RESULTS

Construction

	Civil		Industrial			Rodio*			Total Construction
Quarter	3Q2005	3Q2006	% change	3Q2005	3Q2006	% change	3Q2005	3Q2006	% change	3Q2005	3Q2006	% change
Revenues	1,819	1,991	9	2,113	1,759	(17)	704	417	(41)	4,637	4,167	(10)
Operating Income	89	60	(33)	218	28	(87)	25	21	(15)	332	110	(67)
Depreciation & Amortization	86	22	(74)	23	14	(40)	20	12	(40)	129	49	(62)
Net Income	102	55	(46)	85	13	(85)	4	17	319	191	85	(55)
EBITDA	175	82	(53)	242	43	(82)	45	33	(26)	462	158	(66)
Operating Margin	4.9%	3.0%		10.3%	1.65		3.55	5.15		7.2%	2.65
EBITDA Margin	9.6%	4.1%		11.4%	2.4%		6.45	8.0%		10.0%	3.8%
Total Assets	10,827	15,579	44	3,658	3,824	5	2,057	1,178	(43)	16,542	20,581	24
Debt	6,222	7,287	17	225	-	-	365	137	(62)	6,813	7,424	9
Stockholders’ Equity	1,627	3,694	127	710	900	27	511	291	(43)	2,849	4,885	71
CAPEX	54	117	116	17	14	(18)	8	15	86	80	146	84

* Effective January 1st, 2006 Rodio is proportionally consolidated line-by-line in proportion to ICA’s 50 percent ownership CAPEX: includes investments in fixed assets and in other long term assets, including deferred expenses

Total construction revenues decreased 10 percent. Civil Construction revenues increased 9 percent during the third quarter of 2006, as compared to the third quarter of 2005, which was offset by decreases in Industrial Construction and Rodio revenues as a result of the proportional consolidation of Rodio. The operating margin from all construction activities decreased to 2.6 percent during the third quarter of 2006, as compared to 7.2 percent during the same quarter of

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2005 as a result of the project mix and the negotiation of prices of change orders with clients. Third quarter 2006 Construction EBITDA was Ps. 158 million, with an EBITDA margin of 3.8 percent.

Civil Construction revenues resulted principally from work on Terminal II of Mexico International Airport, the Cachamay stadium in Venezuela, the inter-terminal transport system for the Mexico City International Airport, and the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway. The Civil Construction operating margin was 3 percent in the third quarter of 2006, compared to 4.9 percent in the 2005 period. The reduction is the result of the combined effect of the mix of projects under construction.

Civil Construction EBITDA was Ps. 82 million, a reduction of 53 percent compared to Ps. 175 million in the third quarter of 2005. The segment’s net income of majority interest was Ps. 55 million, a decrease of 46 percent, as compared to Ps. 102 million in the third quarter of 2005. The reduction was due to the lower contribution of El Cajón hydroelectric project to ICA’s results, as the project nears completion. In the third quarter of 2006, the El Cajón hydroelectric project accounted for Ps. 3 million, or 1 percent, of ICA’s total EBITDA, as compared to Ps. 105 million, or 21 percent, of EBITDA in the third quarter of 2005. In addition, during the third quarter of 2006, current projects recorded lower margins as a result of the negotiation of change orders and unit prices in some projects. ICA expects to conclude negotiations with clients during the fourth quarter of 2006. However, the Company can provide no assurance that agreements will be reached or that the results will be favorable.

Industrial Construction revenues decreased as a result of completion of certain projects, including the construction of storage tanks for the liquefied gas terminal in Altamira and the cryogenic plants for Pemex. The projects that contributed most to revenues in the third quarter of 2006 were Package II of the Minatitlan refinery reconfiguration, which accounted for 18 percent of total revenues, the lightweight platforms for Pemex, a PET plant in Altamira, and the Chicontepec oil field project in Veracruz. The Industrial Construction operating margin was 2.4 percent in the third quarter of 2006 as compared to 10.3 percent in the prior year period. The decrease in operating margin was primarily due to the completion of projects that contributed significantly to the Company’s results in the prior year’s quarter and to the cancellation of provisions related to the AES Andrés power plant in the Dominican Republic during the third quarter of 2005. Bid preparation expenses were Ps. 13 million in the third quarter of 2006, as compared to Ps. 3 million in the same quarter of 2005.

Industrial Construction EBITDA was Ps. 43 million in the third quarter of 2006, a reduction of 82 percent compared to Ps. 242 million during the same quarter of 2005. Industrial Construction net income of majority interest was Ps. 13 million, a decrease of 85 percent, as compared to the third quarter of 2005.

Effective January 1, 2006, Rodio is proportionally consolidated line-by-line based on ICA’s 50 percent ownership. It should be noted that Rodio’s total results

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improved substantially between 2005 and 2006, despite the fact that its contribution to ICA’s results, due to the line-by-line 50 percent consolidation, affects the comparison and shows reductions in revenues and operating income.

Rodio contributed revenues of Ps. 417 million, a reduction of 41 percent compared to Ps. 704 million in the third quarter of 2005. Operating income during the third quarter of 2006 was Ps. 21 million, as compared to Ps. 25 million in the same period of 2005, despite the proportional consolidation of 50 percent in the 2006 period. Rodio’s operating margin for the third quarter of 2006 was 5.1 percent. Rodio’s most important projects are the development of shopping centers for the El Corte Ingles department stores in Jaén, Toledo, Alicante, and Seville and the Hipercor shopping center in Malaga.

Rodio generated EBITDA of Ps. 33 million, a reduction of 26 percent compared to Ps. 45 million during the same quarter of 2005. Rodio’s net income of majority interest was Ps. 17 million in the third quarter of 2006, compared to Ps. 4 million registered in the same quarter of 2005.

El Cajón Hydroelectric Project

The following table summarizes the main financial accounts of the El Cajón hydroelectric project, which is included in Civil Construction:

(Ps. Million)	3Q2005	4Q2005	1Q2006	2Q2006	3Q2006
Income Statement
Revenue	1,148	1,120	657	526	31
Operating Income	69	67	39	32	2
Operating Margin	6%	6%	6%	65	65
Balance sheet
Total Assets	8,300	8,880	9,560	10,221	10,133
Cash and Cash Equivalents	279	572	510	358	358
Accounts Receivable	8	6	5,819	6,314	6,026
Other Current Assets	268	271	329	299	626
Total Current Assets	554	849	6,658	6,972	7,010
Long Term Accounts Receivable	7,331	7,771	2,652	3,092	2,997
Total Long Term Assets	7,331	7,771	2,652	3,092	2,997
Total Liabilities	7,793	8,021	8,526	8,891	8,469
Current Liabilities	895	932	5,200	5,641	5,551
Long Term Liabilities	6,459	6,575	2,890	2,962	2,729
Other Liabilities	438	513	435	287	186
Equity	507	859	1,034	1,330	1,665

During the quarter, Consorcio Internacional de Infraestructura (CIISA), the subsidiary responsible for the execution of the El Cajón hydroelectric project, and the Federal Electricity Commission (CFE) continued negotiations for the

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accelerated delivery of the project, which is in the final stage of construction, and prices for change orders.

The El Cajón hydroelectric project generated Ps. 31 million in revenues and Ps. 2 million in operating income during the third quarter of 2006, with a 6 percent operating margin.

The project has used US$ 643 million of the financing for the project. At September 30, 2006, 94 percent of the syndicated loan and the 144A bond had been disbursed. The total financing for the project is US$ 682.4 million. Effective in the first quarter of 2006, the certificates for completed work that correspond to the amount that is expected to be received when the first unit is delivered were reclassified to short term.

Total liabilities for the El Cajón hydroelectric project increased to Ps. 8,469 million as of September 30, 2006, of which 66 percent was short term and 34 percent long term.

Housing

	Housing
Quarter	3Q2005	3Q2006	%Change
Revenues	255	346	36
Operating Income	16	25	56
Depreciation & Amortization	18	4	n.s.
Net Income	2	31	n.s.
EBITDA	34	29	(17)
Operating Margin	6.2%	7.2%
EBITDA Margin	13.5%	8.2%
Total Assets	1,020	1,952	91
Debt	186	234	26
Stockholders’ Equity	710	1,194	68
CAPEX	11	2	n.s.

CAPEX: includes investments in fixed assets and in other long term assets, including deferred expenses

The Housing segment sold 1,241 units during the third quarter of 2006, compared to 1,010 units in the third quarter of 2005. The increase is a result of the start up of 7 new projects, with an average of 1,000 units in each project; the relatively larger size of the new projects contributes to higher profitability.

Revenues for the third quarter of 2006 were Ps. 346 million, a 36 percent increase compared to Ps. 255 million in the same period of 2005. The increase in sales reflects the increase of units sold and a higher average unit price. The operating margin in the third quarter of 2006 was 7.2 percent, compared to 6.2 percent in the same quarter of 2005. Of the units sold, 59 percent were traditional housing (vivienda tradicional), and 41 percent were entry level housing (vivienda de bajos ingresos).

Housing EBITDA during the third quarter of 2006 was Ps. 29 million, a decrease of 17 percent compared to Ps. 34 million during the same quarter of 2005, as a

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result of a lower level of amortization recorded in the third quarter of 2006 as compared to the prior year period. Housing net income of majority interest was Ps. 31 million in the third quarter of 2006, compared to Ps. 2 million in the 2005 period.

Infrastructure

	Infrastructure
		Airports		Other concessions			Total Infrastructure
Quarter	3Q2005	3Q2006	%Chg	3Q2005	3Q2006	%Chg	3Q2005	3Q2006	%chg
Revenues	-	408		97	103	7	97	511	429
Operating Income	-	173		41	32	(24)	41	204	393
Depreciation & Amortization	-	65		3	27	763	3	91	2,860
Net Income	-	86		10	(0)	(104)	10	85	756
EBITDA	-	238		45	58	31	45	296	564
Operating Margin	-	42.4%		42.9%	30.6%		42.9%	40.0%	(7)
EBITDA Margin	-	58.3%		46.1%	56.4%		46.1%	57.9%	26
Total Assets	-	8,839		4,846	4,733	(2)	4,846	13,572	180
Debt	-	1,571		2,640	2,801	6	2,640	4,372	66
Stockholders’ Equity	-	6,066		2,014	1,772	(12)	2,014	7,839	289
CAPEX	-	108		4	162	n.s.	4	271	n.s.

CAPEX: Includes investment in fixed assets and in other long term assets, including deferred expenses

The Infrastructure segment includes the results of operations of Airports and other ICA concessions. Revenues were Ps. 511 million in the third quarter of 2006, as compared to Ps. 97 million in the same quarter of 2005, an increase of Ps. 414 million. Airports contributed Ps. 408 million in revenues during the third quarter of 2006. Third quarter 2006 operating income was Ps. 204 million, principally as a result the Ps.173 million contribution of Airports.

Revenues of the Airports sub-segment, which includes the operations of GACN, Aeroinvest, and Servicios de Tecnologia Aeroportuaria (SETA), were Ps. 408 million, with operating income of Ps. 173 million and a 42 percent operating margin. The segment generated EBITDA of Ps. 238 million, with an EBITDA margin of 58 percent. Net income was Ps. 86 million. During the third quarter of 2006, 2.8 million terminal passengers were served in the 13 airports, as compared to the 2.7 million in the same period of 2005, an increase of 3.2 percent. Passengers on domestic flights accounted for 82 percent of the passenger total, and passengers on international flights accounted for 18 percent. The Monterrey International Airport accounted for 49 percent of total passenger traffic.

Under Mexican law and the terms of the airport concessions, airport revenues derived from aeronautical activities (e.g., passenger charges, landing fees, aircraft parking charges) are subject to rate regulation, while other revenues (consisting principally of revenue from commercial activities such as the leasing of space in the airports to merchants and freight services) are not subject to rate regulation.

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Regulated Airports revenues during the third quarter of 2006 were Ps. 286 million, or 83 percent of the total. Non-regulated revenues were Ps. 57 million, or 17 percent of the total.

The Other Concessions sub-segment includes the Corredor Sur in Panama, the Acapulco Tunnel, the waste water treatment plant in Ciudad Acuña, Coahuila, and the Irapuato–La Piedad and Queretaro–Irapuato highways, which are operated under the PPP mechanism. The two PPPs are not currently operating.

The Corredor Sur’s average traffic volume in the third quarter of 2006 increased 20 percent to 64,314 vehicles per day, compared to 53,796 in the same quarter of 2005. Corredor Sur’s revenues were Ps. 61 million, an increase of 8.3 percent, as compared to Ps. 56 million in the same period of 2005.

The Acapulco Tunnel’s daily average traffic volume increased to 8,899 vehicles in the third quarter of 2006, compared to 8,160 in the same quarter of 2005. The Acapulco Tunnel’s revenues were Ps. 28 million in the third quarter of 2006, an increase of 4.5 percent as compared to Ps. 27 million in the same quarter of 2005.

Modernization work on the Irapuato – La Piedad highway PPP advanced in the third quarter of 2006, with total investment through September 30, 2006 of Ps. 383 million. The transfer of resources to the concessionaire has been made in the form of a capital contribution and a Ps. 580 million project finance term loan. As of quarter end, Ps. 268 million of the loan had been drawn. The costs of renovating and widening the highway are recorded as an investment in concessions.

NINE MONTH 2006 CONSOLIDATED RESULTS

	Nine months ended September 30,			Airports
(Ps. million)	2005	2006	Change (%)	Airports	ICA w/o Airports
Revenues	13,605	15,283	12.3%	1,192	14,091
Operating income	777	1,092	40.6%	474	618
Operating margin	5.7%	7.1%		39.8%	4.4%
EBITDA	1,327	1,655	24.8%	654	1,001
EBITDA margin	9.8%	10.8%		54.9%	7.1%
Net income of majority interest	297	348	17.3%	91	257
Earnings per share (Ps.)	0.90	0.86	(4.6)%
Weighted average shares outstanding (million) *	328.41	403.89
* Nine month 2005 shares outstanding are adjusted for the 1:6 reverse split of December, 2005.

ICA has included the results for the nine-months ended September 30, 2006 with and without the effects of the consolidation of the Airports sub-segment. ICA

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considers this useful in order to provide comparative information against its results for the third quarter of 2005.

ICA recorded revenues of Ps. 15,283 million in the first nine months of 2006, an increase of 12.3 percent compared to Ps 13,605 million in the comparable 2005 period. Of the Ps.1,678 million increase, Airports accounted for Ps. 1,192 million.

Operating income was Ps. 1,192 million in the first nine months of 2006, as compared to Ps. 777 million in the same period of 2005, an increase of Ps. 315 million, or 40.6 percent. The contribution of the Airports sub-segment to operating income was Ps. 474 million.

EBITDA generated in the first nine months of 2006 was Ps. 1,655 million, equivalent to a 10.8 percent margin, an increase of Ps. 328 million as compared to Ps. 1,327 million in EBITDA generated in the comparable period of 2005. The contribution of the Airports sub-segment to EBITDA was Ps. 654 million.

For the first nine months of 2006, Adjusted EBITDA was Ps. 2,015 million, as compared to Ps. 1,561 million for the same period of 2005, an increase of Ps. 454 million, or 29 percent. A reconciliation of EBITDA and Adjusted EBITDA to net income of majority interest is shown in the following table:

(Ps. million)	Nine months ended September 30,
	2005	2006
Net income of majority interest	297	348
Plus: minority interest, affiliate earnings, taxes, and other income, net	348	653
Plus: integral financing cost	132	91
Plus: depreciation and amortization	550	564
EBITDA	1,327	1,655
Plus: net financial costs included in cost of sales	234	359
Adjusted EBITDA	1,561	2,015

EBITDA and Adjusted EBITDA are not measures of financial performance or indicators of free cash flow generation under Mexican or U.S. GAAP. Other companies may define similarly titled concepts differently.

For the nine months of 2006, the provision for income tax and employees’ statutory profit sharing was Ps. 403 million, of which Ps. 163 million was current income tax, Ps 158 million was deferred taxes, and Ps. 82 million was employees’ statutory profit sharing. The effective income tax rate for the nine months of 2006 was 31.5 percent.

Net income of majority interest was Ps. 348 million in the first nine months of 2006, an increase of Ps. 51 million, as compared to Ps. 297 million in the same period of 2005. This is equivalent to Ps. 0.86 per share (US$ 0.94 per ADS), based on 403.89 million weighted average shares outstanding, as compared to Ps. 0.90 per share (US$ 0.99 per ADS), based on 328.41 million weighted average shares outstanding in the first nine months of 2005. The 2005 earnings per share and earnings per ADS are adjusted for the reverse split and the new 1:12 ADS per share ratio that was effected in December 2005. Airports

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accounted for Ps. 253 million of net income of majority interest in the first nine months of 2006.

CONSTRUCTION BACKLOG

During the third quarter of 2006, ICA had new contract awards and net contract additions of Ps. 2,545 million. New projects included: the Naval Hospital for Specialties and the Texcoco-Zaragoza highway interchange, both in Mexico City, and new Rodio projects.

As of September 30, 2006, construction backlog was Ps. 10,761 million, a decrease of Ps. 1,967 million, or 15 percent, compared to construction backlog at June 30, 2006, and was the equivalent of 7 months of work at third quarter 2006 levels. The construction backlog at both end-June and end-September 2006 includes the effect of the proportional consolidation of Rodio.

The work to be performed in concessioned projects, which is not included in construction backlog, was Ps. 1,472 million at the end of the third quarter of 2006. The combination of the construction backlog and the work to be performed in concessioned projects generates the total volume of construction work.

	Ps. million	Months Construction Equivalent*
Balance, June 30, 2006	12,728	8
New contracts and net contract additions	2,545	2
Work executed	4,512	3
Balance, September 30, 2006	10,761	7
Work to be performed in concessioned projects	1,472	1
Total volume of construction work	12,233	8
* Months of work based on the volume of work executed in the third quarter of 2006.

At the end of the third quarter of 2006, projects in Mexico represented 91.8 percent of total backlog, while projects abroad represented 8.2 percent. Of the total, 80.3 percent was for public sector clients, and 19.7 percent was for private sector clients.

BALANCE SHEET

The main accounts of ICA’s consolidated balance sheet are shown in the following table. The balance sheet is also presented with and without Airports. ICA considers the disclosure of its financial position without the effects of the consolidation of Airports useful in order to provide comparative information against its financial position as of the third quarter of 2005.

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				III-06
	III-05	III-06	Airports	ICA w/o Airports
Assets
Cash and Cash Equivalents	5,611	5,319	2,055	3,264
Trade and Contract Receivables	3,248	10,906	251	10,655
Inventories	1,244	2,368	-	2,368
Other Receivables	1,222	967	302	665
Other Current Assets	362	1,009	15	994
Total Current Assets	11,687	20,569	2,622	17,947
Trade and Contract Receivables	7,731	3,432	156	3,275
Investment in Subsidiaries & Affiliated Co.	551	314	-	314
Other Investments	3,247	7,908	4,390	7,403
Long Term Assets	11,530	11,654	4,547	10,992
Property, Plant and Equipment Net	1,127	2,640	1,585	1,055
Other Assets	1,165	446	85	362
Total	25,509	35,310	8,839	30,356
Liabilities and Stockholders’ Equity
Accounts Payable	2,212	2,763	-	2,763
Current Debt	737	5,579	30	5,549
Other Current Liabilities	3,749	5,703	549	5,154
Total Current Liabilities	6,698	14,045	579	13,466
Long-Term Debt	8,901	6,865	1,621	5,244
Other Noncurrent Liabilities	1,001	773	573	200
Total Liabilities	16,600	21,683	2,773	18,910
Stockholders’ Equity	8,909	13,627	6,066	11,446
Total	25,509	35,310	8,839	30,356

ICA had total assets of Ps. 35,310 million at the close of the third quarter of 2006, an increase of Ps. 9,801 million, or 38 percent, as compared to Ps. 25,509 million at the end of the same quarter of 2005. Of the increase, Ps. 8,839 million was accounted for by the consolidation of Airports. The remaining increase is a result of the combined effect of client advances, higher levels of business activity, and a higher level of receivables related to the execution of the El Cajón hydroelectric project.

At September 30, 2006, ICA had total cash and cash equivalents of Ps. 5,319 million, a decrease of 5 percent as compared to Ps. 5,611 million at the end of the third quarter of 2005. Of the total cash Ps. 2,055 million is attributable to the consolidation of Airports. At September 30, 2006, 85 percent of cash and cash equivalents were in the following subsidiaries: 39 percent in Airports, 32 percent in ICA Fluor, 7 percent in the El Cajón hydroelectric project, 6 percent in the reserves established to secure the Acapulco Tunnel and Corredor Sur financings, and 1 percent in Rodio. This cash generally cannot be used by ICA in accordance with the subsidiaries’ bylaws or the governing agreements. The remaining 15 percent, or Ps. 792 million, was held at the parent company or other operating subsidiaries. Of total cash as of September 30, 2006, 40 percent represented client advances. In addition, Ps. 1,009 million was paid to strategic suppliers in order to lock-in the price of raw materials and supplies.

In the third quarter of 2006, short-term accounts receivable increased by Ps. 7,658 million, an increase of 236 percent as compared to Ps. 3,248 million in the

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same period of 2005. This is principally the effect of the reclassification to short-term of Ps. 6,026 million in certifications for completed work on the El Cajón hydroelectric project. Of total accounts receivable, Airports accounted for Ps. 251 million. Excluding the reclassification for the El Cajón hydroelectric project and Airports, short-term accounts receivable were Ps. 4,629 million, an increase of 43 percent, as compared to the same quarter of 2005. This increase was due principally to an increase in accounts receivable of Civil Construction, Industrial Construction, and Housing, related to projects under construction. Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since the contracts do not provide for client advances. The main projects that meet these characteristics were in Industrial Construction. The total of such receivables was Ps. 1,007 million at the end of September 2006, of which Ps. 600 million is for Package II of the Minatitlan refinery reconfiguration project and Ps. 351 million is for the Chicontepec oil field project.

At September 30, 2006, inventories were Ps. 2,368 million, an increase Ps. 1,125 million compared to the prior year period. Housing inventories accounted for Ps. 813 million of the increase, as a result of a higher level of activity, and Ps. 370 million of the increase is work in process for client change orders resulting from geological conditions in the El Cajón hydroelectric project. The price for the latter is currently under negotiation with the client.

Of the total of Ps. 11,654 million in long term assets at September 30, 2006, accounts and documents receivable were Ps. 3,432 million, or 25 percent of the total, of which Ps. 2,997 million corresponds to the certifications of El Cajón hydroelectric project. Completed work in concessions accounted for Ps. 7,824 million, equivalent to 65 percent of long term assets.

Total liabilities increased Ps. 5,083 million to Ps. 21,683 million in the third quarter of 2006, as compared to Ps. 16,600 million in the same quarter of 2005. Of the total increase, Airports accounted for Ps. 2,773 million including the financing of US$ 125 million, equivalent to Ps. 1,372 million, for the acquisition of GACN’s shares.

Shareholders’ equity increased by Ps. 4,718 million to Ps. 13,627 million in the third quarter of 2006, as compared to Ps. 8,909 million in the third quarter of 2005. Of the total increase in shareholders’ equity, majority interests in GACN represented Ps. 2,182 million. The balance of the increase in shareholders’ equity reflects cumulative net income during the fourth quarter of 2005 and the first nine months of 2006, which was partially offset by the reduction in net income resulting from the proportional consolidation of Rodio.

Debt

Total debt at September 30, 2006 increased Ps. 2,806 million to Ps. 12,444 million, as compared to Ps. 9,638 million in the same quarter of 2005. Excluding the El Cajón hydroelectric project, total debt increased Ps. 1,963 million. The

INVESTOR RELATIONS	www.ica.com.mx	14/20

increase in debt reflects financing for the Irapuato-La Piedad highway PPP, bridge loans to finance the construction of entry level housing, and a loan to finance the GACN share purchase. These increases in debt were offset in part by the payment of working capital loans related to Package II of the Minatitlan refinery reconfiguration project, as well as the effect of the proportional consolidation of Rodio.

(Ps. Million)	3Q2005	3Q2006
Short Term Debt	737	5,579
Long Term Debt	8,901	6,865
Total Debt	9,638	12,444

Total Cash and cash equivalents	5,611	5,319
Total Net Debt	4,027	7,125
El Cajón Project Debt	6,222	7,065
El Cajón Cash and cash equivalents	279	358
Net Debt, El Cajón	5,943	6,707
Net Debt (Net Cash), excluding El Cajón	(1,916)	418

Net debt excluding the El Cajón hydroelectric project was Ps. 418 million, compared to net cash of Ps. 1,916 million at the close of the third quarter of 2005. The increase in net debt was the result of the financing of investment projects, client financing, and advance payments to strategic suppliers.

US$ 644 million of the El Cajón hydroelectric project financing has been used by ICA.

Based on the source of repayment, Ps. 10,362 million, or 83 percent of ICA’s total debt, corresponds to projects, and Ps. 2,083 million, or 17 percent, is operating company debt. ICA had no parent company debt outstanding at September 30, 2006. The distribution of debt is shown in the following table:

(Ps. Million)	3Q2006	% Total
Operating Company	2,083	17%
Project	3,297	26%
El Cajón hydroelectric project	7,065	57%
Total	12,444	100%

As a result of the reclassification to short term of debt related to the El Cajón hydroelectric project, 45 percent of ICA’s total debt matures in less than one year as of September 30, 2006. Most short term debt is related to the El Cajon hydroelectric project, and the resources for payment are expected to come from the client’s payment upon delivery of the first unit. Eighty-eight percent of total debt is denominated in foreign currency, principally dollars, and 41 percent is securities debt.

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Liquidity and Financial Ratios

	3Q2005	3Q2006
Current Ratio	1.74	1.46
Interest Coverage Ratio (Adjusted EBITDA/net interest)	5.17	4.67
Leverage (Total Debt/Equity)	1.08	0.93

The current ratio as of the end of the third quarter of 2006 decreased to 1.46 compared to 1.74 at the end of third quarter 2005. The decrease was principally the result of the completion of projects and payments to suppliers, advances to strategic suppliers to purchase major inputs, and the proportional consolidation of Rodio. A portion of ICA’s cash and cash equivalents has been pledged to obtain letters of credit required by clients to secure project advances and performance on various projects. Of total cash, 40 percent represents client advances.

The interest coverage ratio (Adjusted EBITDA/net interest expense, including interest included in cost of sales) was 4.67 in the third quarter of 2006, compared to 5.17 in the same period of the prior year, after adding back net financing costs included in cost of sales to both EBITDA and net interest expense. The decrease in the coverage ratio is a result of the increase in debt. The leverage ratio (total debt/equity) fell to 0.93 as of September 30, 2006, as compared to 1.08 at the end of the same quarter in 2005.

CAPEX and Divestments

Capital expenditures, including investments in fixed assets and deferred expenses, totaled Ps. 427 million in the third quarter of 2006, as compared to Ps. 114 million in the same quarter of 2005. The increase is principally as the result of the consolidation of Airports, investments in the Irapuato – La Piedad PPP concession, strategic machinery, and construction vehicles.

Divestments in the third quarter of 2006 were Ps. 20 million. The main divestments during the quarter were the sale of construction equipment and assets and homes in Cancun in the Isla Dorada development.

CONFERENCE CALL INVITATION

ICA invites you to participate in a conference call on October 30, 2006, at 9:00 a.m. (EST). In order to participate, please call (866) 425-6195 from the U.S. or +1 (973) 935-8752 internationally, 5 to 10 minutes before the scheduled time. The reference code is 8035731. A taped replay will be available until midnight of November 6, 2006 by calling (877) 519-4471 from the U.S. or +1 (973) 341-3080 internationally, with the same reference code.

The conference call will also be available via Webcast at:

http://phx.corporate-ir.net/playerlink.zhtml?c=83646&s=wm&e=1407727

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The financial information in this release is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in constant Mexican pesos (Ps.) of September 30, 2006 purchasing power. The exchange rate used for the conversion of amounts at September 30, 2006 was Ps. 10.9761 per U.S. dollar.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

Three Tables Follow

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Empresas ICA, S.A.B. de C.V.

Consolidated Statement of Income

Millions of Constant Pesos

		Three Months Ended September 30			Airports Consolidation Effect
		III-05		III-06	Airports III-06	ICA w/o Airports III-06	First 9 months -05	First 9 months -06
Net Sales	Ps.	5,017	Ps.	5,008	408	4,600	13,605	15,283
Cost of Sales		4,338		4,288	168	4,120	11,908	13,090
Gross Profit		679		720	240	480	1,697	2,193
Operating Expenses		331		376	67	310	921	1,101
Operating Income		348		343	173	170	777	1,092
Interest (Income)		(83)		(104)	(26)	(78)	(226)	(277)
Interest Expense		97		113	31	82	366	359
Loss (Gain) in Foreign Exchange		(16)		5	(29)	33	(5)	(26)
Loss (Gain) in Monetary Position		7		24	11	13	(3)	35
Total Financing (Gain) Cost		4		38	(13)	51	132	91
Income After Financing (Gain) Cost		343		305	186	120	645	1,001
Other (Income) Loss Net		(23)		(1)	13	(14)	(82)	(15)
Income Before Taxes and Employees’ Profit Sharing		367		307	173	134	727	1,016
Reserve for Taxes and Employees’ Profit Sharing		126		108	33	76	296	403
Net Income (Loss) After Taxes and Employees’ Profit Sharing		241		199	141	58	431	613
Share in Net Income (Loss) of Unconsolidated Affiliates		14		2	-	2	76	6
Income (Loss) in Discontinued Operations						-
Net Consolidated Income (Loss)		254		200	141	60	507	620
Net Income (Loss) of Minority Interest		97		80	55	25	210	271
Net Income (Loss) of Majority Interest		157		120	86	35	297	348
EBITDA (Operating Income + Depreciation & Amortization)		501		490	238	252	1,327	1,655
EBITDA Margin		10.0%		9.8%	58.3%	5.5%	9.8%	10.8%
Primary: weighted average shares (millions)		362.85		404.61			328.41	403.89
EPS:		0.43		0.30			0.90	0.86

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Empresas ICA, S.A.B. de C.V.

Segment Information

Millions of Constant Pesos

Revenues	III-05	III-06	% Var.	Operating Income	III-05	III-06	% Var.	Depreciation & Amortization	III-05	III-06	% Var.

Civil	1,819	1,991	9%	Civil	89	60	-33%	Civil	86	22	-74%
Industrial	2,113	1,759	-17%	Industrial	218	28	-87%	Industrial	23	14	-40%
Rodio	704	417	-41%	Rodio	25	21	-15%	Rodio	20	12	-40%

Construction	4,637	4,167	-10%	Construction	332	110	-67%	Construction	129	49	-62%

Housing	255	346	36%	Housing	16	25	56%	Housing	18	4	-80%
Other Concessions	97	103	7%	Other Concessions	41	32	-24%	Other Concessions	3	27	n.s.
Airports		408	n.s.	Airports	-	173	n.s.	Airports	-	65	n.s.

Infrastructure	97	511	429%	Infrastructure	41	204	393%	Infrastructure	3	91	n.s.

Other*	28	(16)	n.s.	Other*	(42)	4	n.s.	Other*	2	3	17%

TOTAL	5,017	5,008	0%	TOTAL	348	343	-1%	TOTAL	153	147	-4%

		8%
		414

Net Majority Income	III-05	III-06	% Var.	Operating Margin	III-05	III-06		EBITDA	III-05	III-06	% Var.

Civil	102	55	-46%	Civil	5%	3%		Civil	175	82	-53%
Industrial	85	13	-85%	Industrial	10%	2%		Industrial	242	43	-82%
Rodio	4	17	319%	Rodio	4%	5%		Rodio	45	33	-26%

Construction	191	85	-55%	Construction	7%	3%		Construction	462	158	-66%

Housing	2	31	n.s.	Housing	6%	7%		Housing	34	29	-17%
Other Concessions	10	0	-104%	Other Concessions	43%	31%		Other Concessions	45	58	31%
Airports	-	86	n.s.	Airports	0%	42%		Airports	-	238	n.s.

Infrastructure	10	85	756%	Infrastructure	43%	40%		Infrastructure	45	296	564%

Other*	(46)	(81)	76%	Other*	-150%	-26%		Other*	(40)	7	n.s.

TOTAL	157	120	-23%	TOTAL	7%	7%		TOTAL	501	490	-2%

Total Assets	III-05	III-06	% Var.	Debt	III-05	III-06	% Var.	EBITDA Margin	III-05	III-06

Civil	10,827	15,579	44%	Civil	6,222	7,287	17%	Civil	10%	4%
Industrial	3,658	3,824	5%	Industrial	225	-	n.s.	Industrial	11%	2%
Rodio	2,057	1,178	-43%	Rodio	365	137	-62%	Rodio	6%	8%

Construction	16,542	20,581	24%	Construction	6,813	7,424	9%	Construction	10%	4%

Housing	1,020	1,952	91%	Housing	186	234	26%	Housing	13%	8%
Other Concessions	4,846	4,733	-2%	Other Concessions	2,640	2,801	6%	Other Concessions	46%	56%
Airports	-	8,839	n.s.	Airports	-	1,571	n.s.	Airports	n.s.	58%

Infrastructure	4,846	13,572	180%	Infrastructure	2,640	4,372	66%	Infrastructure	46%	58%

Other*	3,101	(795)	n.s.	Other*	-	414	n.s.	Other*	-141%	-43%

TOTAL	25,509	35,310	38%	TOTAL	9,638	12,444	29%	TOTAL	10%	10%

				CAPEX	III-05	III-06	% Var.	Stockholders Equity	III-05	III-06	% Var.

				Civil	54	117	116%	Civil	1,627	3,694	127%
				Industrial	17	14	-18%	Industrial	710	900	27%
				Rodio	8	15	86%	Rodio	511	291	-43%

				Construction	80	146	84%	Construction	2,849	4,885	71%

				Housing	11	2	-83%	Housing	710	1,194	68%
				Other Concessions	4	162	n.s.	Other Concessions	2,014	1,772	-12%
				Airports	-	108	n.s.	Airports	-	6,066

				Infrastructure	4	271	n.s.	Infrastructure	2,014	7,839	289%

				Other*	20	8	-58%	Other*	3,336	(291)	n.s.

* Includes: Real Estate, corporate companies and eliminations				TOTAL	114	427	274%	TOTAL	8,909	13,627	53%

INVESTOR RELATIONS	www.ica.com.mx	19/20

Empresas ICA, S.A.B. de C.V.

Consolidated Balance Sheet

Millions of Constant Pesos

				III-06
	III-05	III-06	Airports	ICA w/o Airports
Assets
Cash and Cash Equivalents	5,611	5,319	2,055	3,264
Trade and Contract Receivables	3,248	10,906	251	10,655
Inventories	1,244	2,368	-	2,368
Other Receivables	1,222	967	302	665
Other Current Assets	362	1,009	15	994
Total Current Assets	11,687	20,569	2,622	17,947
Trade and Contract Receivables	7,731	3,432	156	3,275
Investment in Subsidiaries & Affiliated Co.	551	314	-	314
Other Investments	3,247	7,908	4,390	7,403
Concessions	3,121	7,824	4,390	3,434
Long term Land Inventories	126	84	-	84
Long Term Assets	11,530	11,654	4,547	10,992
Property, Plant and Equipment Net	1,127	2,640	1,585	1,055
Other Assets	1,165	446	85	362
Total	25,509	35,310	8,839	30,356
Liabilities and Stockholders’ Equity
Accounts Payable	2,212	2,763	-	2,763
Current Debt	737	5,579	30	5,549
Other Current Liabilities	3,749	5,703	549	5,154
Total Current Liabilities	6,698	14,045	579	13,466
Long-Term Debt	8,901	6,865	1,621	5,244
Other Noncurrent Liabilities	1,001	773	573	200
Total Liabilities	16,600	21,683	2,773	18,910
Stockholders’ Equity	8,909	13,627	6,066	11,446
Total	25,509	35,310	8,839	30,356

Current Ratio	1.74	1.46
Cash/Current Debt	7.61	0.95
Total Debt	9,638	12,444
Net Interest Coverage (EBITDA/Net Interest)	5.17	4.43
Leverage (Total Liabilities/Equity)	1.86	1.59
Leverage (Debt/Assets)	38%	35%

INVESTOR RELATIONS	www.ica.com.mx	20/20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2006

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance